AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1996
                                                      REGISTRATION NO. 333-10705


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 AMENDMENT NO. 1
                                     TO THE
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   EXACT NAME OF TRUST: VOYAGEUR TAX-EXEMPT TRUST, SERIES 8

B.   NAME OF DEPOSITOR: VOYAGEUR FUND MANAGERS, INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                          VOYAGEUR FUND MANAGERS, INC.
                       90 South Seventh Street, Suite 4400
                          Minneapolis, Minnesota 55402

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                             Copy to:
                THOMAS J. ABOOD                         MARK J. KNEEDY
         Voyageur Fund Managers, Inc.               c/o Chapman and Cutler
      90 South Seventh Street, Suite 4400           111 West Monroe Street
         Minneapolis, Minnesota  55402             Chicago, Illinois  60603

                         CALCULATION OF REGISTRATION FEE

       Title and amount of                                      Proposed maximum              Amount of
    securities being registered                                aggregate offering         registration fee
                                                                      price

    Voyageur Tax-Exempt Trust,     An indefinite number of         Indefinite                   $0.00
             Series 8              Units of Beneficial Interest
                                   pursuant to Rule 24f-2 under
                                   the Investment Company Act of 1940

E.   APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

     As soon as practicable after the effective date of the Registration Statement.


/X/ Check box if it is proposed that this filing will become effective on October 17, 1996 at 2:00 P.M. pursuant to Rule 487.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       VOYAGEUR TAX-EXEMPT TRUST, SERIES 8

                             ----------------------

                              CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                            FORM N-8B-2                                               FORM S-6
                            ITEM NUMBER                                        HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

      1.  (a)  Name of Trust.............................................    }  Prospectus front cover
      2.  (b)  Title of securities issued................................    }  Summary of Essential
                                                                             }      Information
      3.  Name and address of each depositor.............................    }  Trust Administration
      4.  Name and address of Trustee....................................    }  Trust Administration
      5.  State of organization of Trust.................................    }  The Fund
      6.  Execution and termination of Trust agreement...................    }  Trust Administration
      7.  Changes of name................................................    }  The Fund; Trust Administration
      8.  Fiscal year....................................................    }       *
      9.  Litigation                                                         }       *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST

    10.   (a)  Registered of bearer securities...........................    }  Rights of Unitholders
          (b)  Cumulative or distributive securities.....................    }  Rights of Unitsholders; The Fund
                                                                             }
          (c)  Redemption................................................    }  Rights of Unitholders
          (d)  Conversion, transfer, etc.................................    }  Rights of Unitholders
          (e)  Periodic payment plan.....................................    }        *
          (f)  Voting rights.............................................    }  Rights of Unitholders
          (g)  Notice of Unitholders.....................................    }  Trust Administration
          (h)  Consents required.........................................    }  Rights of Unitholders; Trust
                                                                             }      Administration
          (i)  Other provisions..........................................    }  Tax Status; Insurance on the Bonds
                                                                             }
    11.   Type of securities comprising units............................    }  The Fund; The State Trusts
    12.   Certain information regarding periodic payment certificates        }        *
                                                                             }
    13.   (a)  Load, fees, expenses, etc.................................    }  Estimated Current Return and
                                                                             }      Estimated Long-Term Return;
                                                                             }      Trust Operating Expenses
          (b)  Certain information regarding periodic payment certificates   }        *
                                                                             }
          (c)  Certain percentages.......................................    }  Summary of Essential Information;
                                                                             }      Public Offering; Insurance on the
                                                                             }      Bonds
          (d)  Certain other fees, etc. payable by holders...............    }  Rights of Unitholders
          (e)  Certain profits receivable by depositor,
                   principal, underwriters, writers, Trustee or
                   affiliated person.....................................    }  Trust Operating Expenses; Public
                                                                             }      Offering
          (f)  Ratio of annual charges to income.........................    }        *
                                                                             }  The Fund
    14.   Issuance of Trust's securities.................................    }  Rights of Unitholders
    15.   Receipt and handling of payments from purchasers...............    }        *
    16.   Acquisition and disposition of underlying                          }  The Fund; Investment Objectives
               securities................................................    }      and Portfolio Selection; Trust
                                                                             }      Administration; Public Offering

                                                                             }
    17.   Withdrawal or redemption.......................................    }  Rights of Unitholders; Public Offering
                                                                             }
    18.   (a)  Receipt, custody and disposition of income................    }  Rights of Unitholders
          (b)  Reinvestment of distributions.............................    }  Rights of Unitholders
          (c)  Reserves or special Trusts................................    }  Trust Operating Expenses
          (d)  Schedule of distributions.................................    }        *

    19.   Records, accounts and reports..................................    }  Rights of Unitholders; Trust
                                                                             }      Administration
    20.   Certain miscellaneous provisions of Trust agreement

          (a)  Amendment.................................................    }  Trust Administration
          (b)  Termination...............................................    }        *
          (c)  and (d) Trustee, removal and successor....................    }  Trust Administration
          (e) and (f) Depositor, removal and successor...................    }  Trust Administration
    21.   Loans to security holders                                          }        *
    22.   Limitations on liability.......................................    }  Trust Administration
    23.   Bonding arrangements...........................................    }        *
    24.   Other material provisions of Trust agreement...................    }        *

                        III. ORGANIZATION, PERSONNEL AND
                         AFFILIATED PERSONS OF DEPOSITOR

    25.   Organization of depositor......................................    }  Trust Administration
    26.   Fees received by depositor.....................................    }  See Items 13(a) and 13(e)
    27.   Business of depositor..........................................    }  Trust Administration
    28.   Certain information as to officials and
               affiliated persons of depositor...........................    }  Trust Administration
    29.   Voting securities of depositor.................................    }        *
    30.   Persons controlling depositor..................................    }        *
    31.   Payment by depositor for certain services
               rendered to Trust.........................................    }        *
   32.    Payment by depositor for certain other services rendered to
               Trust.....................................................    }        *
   33.    Remuneration of employees of depositor
               for certain services rendered to Trust....................    }        *
   34.    Remuneration of other persons for certain
               services rendered to Trust................................    }        *

                         IV. DISTRIBUTION AND REDEMPTION

   35.    Distribution of Trust's securities by states...................    }  Public Offering
   36.    Suspension of sales of Trust's securities......................    }        *
   37.    Revocation of authority to distribute..........................    }        *
   38.    (a)  Method of Distribution....................................    }  Public Offering
          (b)  Underwriting Agreements...................................    }  Underwriting
          (c)  Selling Agreements........................................    }  Public Offering
   39.    (a)  Organization of principal underwriters....................    }  Trust Administration
          (b)  N.A.S.D. membership of principal underwriters.............    }        *
   40.    Certain fees received by principal underwriters................    }  See Items 13(a) and 13(e)
   41.    (a)  Business of principal underwriters........................    }  Trust Administration
          (b)  Branch offices of principal underwriters..................    }        *
          (c)  Salesmen of principal underwriters........................    }        *
   42.    Ownership of Trust's securities by certain persons.............    }        *
   43.    Certain brokerage commissions received by
               principal underwriters....................................    }  Public Offering
   44.    (a)  Method of valuation.......................................    }  Public Offering
          (b)  Schedule as to offering price.............................    }        *
          (c)  Variation in offering price to certain persons............    }  Public Offering
   45.    Suspension of redemption rights................................    }  Rights of Unitholders
   46.    (a)  Redemption valuation......................................    }  Public Offering
          (b)  Schedule as to redemption price...........................    }        *
   47.    Maintenance of position in underlying securities...............    }  Public Offering
                                                                             }  Rights of Unitholders

                      V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

   48.    Organization and regulation of Trustee.........................    }  Trust Administration
   49.    Fees and expenses of Trustee...................................    }  Trust Operating Expenses
   50.    Trustee's lien.................................................    }        *

                     VI. INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

   51.    Insurance of holders of Trust's securities.....................    }  Cover Page; Trust Operating
                                                                             }  Expenses; Insurance on the Bonds
                                                                             }

                            VII. POLICY OF REGISTRANT

   52.    (a)  Provisions of Trust agreement with respect
               to selection or elimination...............................    }  The Fund; Trust Administration
          (b)  Transactions involving elimination of
               underlying securities.....................................    }        *
          (c)  Policy regarding substitution or elimination
               of underlying securities..................................    }  The Fund; Trust Administration
          (d)  Fundamental policy not otherwise covered..................    }        *
   53.    Tax status of Trust............................................    }  Tax Status

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

  54.     Trust's securities during last ten years.......................    }        *
  55      Certain information regarding periodic payment
  thru         certificates..............................................    }        *
  58.
  59.     Financial statements (Instruction 1(c) to Form S-6)............    }        *

-------------
*Inapplicable, answer negative or not required.


                       VOYAGEUR TAX-EXEMPT TRUST, SERIES 8
                            COLORADO INSURED SERIES 7
                        MINNESOTA INSURED SERIES4
                               NEW MEXICO SERIES 1

     THE FUND. Voyageur Tax-Exempt Trust, Series 8 (the "Fund") consists of the underlying separate unit investment trusts set forth above. The various trusts are collectively referred to herein as the "Trusts" or the "State Trusts." Colorado Insured Series 7 and Minnesota Insured Series 4 are referred to herein as the "Insured Trusts." Because not all of the Bonds in New Mexico Series 1 are insured, New Mexico Series 1 is not an insured Trust. Each Trust initially consists of interest-bearing obligations (including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit) issued by or on behalf of states and territories of the United States and political subdivisions and authorities thereof, the interest on which is, with certain exceptions, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income taxes under existing law (the "Bonds"). In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes when held by residents of the state where the issuers of Bonds in such Trust are located. Investors should consult their tax advisers to determine the extent to which such interest income is exempt from taxation in their state of residence. Capital gains, if any, are subject to Federal and state tax. All Bonds in the Insured Trusts have insurance guaranteeing the payments of principal and interest, when due, or are escrowed to maturity. All such insurance remains effective so long as the Bonds are outstanding. IT SHOULD BE NOTED THAT THE INSURANCE RELATES ONLY TO THE BONDS IN AN INSURED TRUST AND NOT TO THE UNITS OFFERED HEREBY OR TO THE MARKET VALUE THEREOF. As a result of such insurance or escrow, the Bonds of each Insured Trust are rated "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.
("Standard  &  Poor's")  and/or  "Aaa"  by  Moody's  Investors   Service,   Inc.
("Moody's"). Both Standard & Poor's and Moody's have indicated that their respective rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of a Trust or sales by a Trust of Bonds for less than the purchase price paid by such Trust will reduce payment to Unitholders of the interest and principal required to be paid on such Bonds. See "Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments. NO INSURANCE POLICY HAS BEEN OBTAINED FOR ANY OF THE BONDS IN THE TRUST WITH THE NAME DESIGNATION OF NEW MEXICO SERIES 1; HOWEVER, CERTAIN OF THE BONDS CONTAINED THEREIN MAY BE INSURED. Certain of the Bonds in certain of the Trusts may have been acquired at prices which resulted in such Bonds being purchased at a discount from the aggregate par value of such Bonds. Gains based upon the difference, if any, between the value of such Bonds at maturity, redemption or sale and their purchase price at a discount (plus earned original issue discount) may constitute taxable ordinary income with respect to a Unitholder who is not a dealer with respect to his Units.


     INVESTMENT OBJECTIVES OF THE FUND. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. There is, of course, no guarantee that the Fund will achieve its objectives. The payment of interest and the preservation of principal are dependent upon the continuing ability of the issuers and/or obligors of the Bonds and of the insurers thereof to meet their respective obligations.

     UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING LOSS OF PRINCIPAL.

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The investor is advised to read and retain this
                        Prospectus for future reference.
                THE DATE OF THIS PROSPECTUS IS OCTOBER 17, 1996

     PUBLIC OFFERING PRICE. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Bonds in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust divided by the number of Units outstanding, plus the applicable sales charge and accrued interest, if any. For sales charges in the secondary market, see "Public Offering--General." If the Bonds in each Trust were available for direct purchase by investors, the purchase price of the Bonds would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving $100,000 or more. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information." See "Public Offering."

     ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The Estimated Current Return and Estimated Long-Term Return to Unitholders are as set forth under "Summary of Essential Financial Information." The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Summary of Essential Financial Information" and under "Estimated Current Return and Estimated Long-Term Return."

     DISTRIBUTIONS. Unitholders will receive distributions on a monthly basis. See "Rights of Unitholders--Distributions of Interest and Principal." Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

     MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Voyageur Fund Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid price of the Bonds in the portfolio of a Trust; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Bonds. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units through redemption at prices based upon the bid prices of the underlying Bonds (see "Rights of Unitholders--Redemption of Units").

     REINVESTMENT OPTION. Unitholders have the opportunity to have their distributions reinvested into an open-end management investment company as described herein. See "Rights of Unitholders--Reinvestment Option."

     RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a Bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "The Trusts--Risk Factors" for the applicable Trust and "Risk Factors."

                       VOYAGEUR TAX-EXEMPT TRUST, SERIES 8
                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
 AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: OCTOBER 17, 1996
               SPONSOR AND EVALUATOR: VOYAGEUR FUND MANAGERS, INC.
                  DISTRIBUTOR: VOYAGEUR FUND DISTRIBUTORS, INC.
                   TRUSTEE: INVESTORS FIDUCIARY TRUST COMPANY

                                                                            COLORADO      MINNESOTA          NEW
                                                                             INSURED       INSURED         MEXICO
                                                                            SERIES 7      SERIES 4         SERIES 1
                                                                           ----------   ------------      ---------
Principal Amount (Par Value) of Bonds................................     $2,015,000     $1,620,000      $1,690,000
Number of Units......................................................        205,863        165,992         173,063
Fractional Undivided Interest in the Trust per Unit..................      1/205,863      1/165,992       1/173,063
Principal Amount (Par Value) of Bonds per Unit (1)...................         $9.788         $9.760          $9.765
Public Offering Price: Aggregate Offering Price of
   Bonds in  Portfolio...............................................     $1,957,756     $1,578,585      $1,645,829
Aggregate Offering Price of Bonds per Unit...........................          $9.51          $9.51           $9.51
Sales Charge 4.9% (5.152% of the Aggregate Offering
   Price of the Bonds) per Unit(2)...................................          $0.49          $0.49           $0.49
Public Offering Price per Unit(2)(3).................................         $10.00         $10.00          $10.00
Redemption Price per Unit(3)(4)......................................          $9.43          $9.44           $9.44
Sponsor's Initial Repurchase Price per Unit..........................          $9.51          $9.51           $9.51
Excess of Public Offering Price per Unit Over
   Redemption Price per Unit.........................................          $0.57          $0.56           $0.56
Excess of Sponsor's Initial Repurchase Price per Unit
   Over Redemption Price per Unit....................................          $0.08          $0.07           $0.07
Minimum Value of the Trust under which Trust
   Agreement may be terminated.......................................       $403,000       $324,000        $338,000
Minimum Principal Distribution.........................$0.10 per Unit
First Settlement Date............................... October 22, 1996
Mandatory Termination Date..........................December 31, 2045
Calculation of Estimated Net Annual Unit Income(5):
   Estimated Annual Interest Income per Unit.........................       $0.53555       $0.53260        $0.54070
   Less: Estimated Annual Expense per Unit...........................       $0.02814       $0.02779        $0.02984
                                                                            --------       --------        --------
   Estimated Net Annual Interest Income per Unit.....................       $0.50741       $0.50481        $0.51086
Estimated Normal Monthly Distribution per Unit(6)....................       $0.04228       $0.04207        $0.04257
Estimated Daily Rate of Net Interest Accrual per Unit................       $0.00141       $0.00140        $0.00142
Estimated Current Return Based on Public Offering
   Price(2)(6)(7)....................................................          5.07%          5.05%           5.11%
Estimated Long-Term Return(2)(6)(7)..................................          5.08%          5.03%           5.10%
Initial Distribution (November 15, 1996).............................       $0.01269       $0.01262        $0.01277
Trustee's Initial Annual Fee per $1,000 Principal
   Amount of Bonds(5)................................................          $1.56          $1.58           $1.63
Evaluator's Annual Fee per Unit......................................       $0.00250       $0.00250        $0.00250
Sponsor's Annual Fee per Unit........................................       $0.00300       $0.00300        $0.00300
Estimated Organizational and Offering Expenses per Unit (8)..........       $0.03598       $0.04465        $0.03617
Record Dates..................................First day of each month
Distribution Dates........................Fifteenth day of each month

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

(1) Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms, there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.
(2) The sales charge is decreased and the Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering--General."
(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering--Public Market."
(4)  See "Rights of Unitholders--Redemption of Units."
(5) During the first year the Trustee will reduce its fee in the Minnesota Trust by approximately $0.00184 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery date for the "when, as and if issued" Bonds included in such Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above; Estimated Annual Interest Income per Unit will be increased to $0.53444; Estimated Annual Expense per Unit will be increased to $0.02963; and Estimated Net Annual Interest Income per Unit will remain the same as shown. However, in no event will the Trustee's Annual Fee for each trust be less than $2,000. See "Estimated Current Return and Estimated Long-Term Return."
(6) These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for each Trust are available upon request at no charge from the Sponsor.
(7) The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future.
     The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in a Trust and (2) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
(8) Each Trust (and therefore the Unitholders of the respective Trust) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolios and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off against principal at the end of the initial offering period which is currently expected to be approximately 2-3 months from the Initial Date of Deposit. In so doing, the Sponsor may have to sell Securities from the Trusts. The sale of Securities will serve to reduce the Principal Amount (Par Value) of Securities per Unit stated above. See 'Trust Operating Expenses" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.

THE FUND

     GENERAL. The Fund was created under the laws of the State of Missouri pursuant to a Trust Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, as defined in "Summary of Essential Financial Information," with Voyageur Fund Managers, Inc., as Sponsor and Evaluator, and Investors Fiduciary Trust Company, as Trustee.


     The Fund consists of three separate unit investment trusts, each having a portfolio of interest-bearing obligations (including delivery statements relating to contracts for the purchase of certain such obligations) issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income taxes under existing law. All issuers of Bonds in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of counsel, the related interest earned on such Bonds is exempt to the extent indicated from state and local taxes of such State or territory. On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Bonds indicated under the "Schedule of Investments" for each Trust herein, including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit issued by a financial institution in the aggregate amount required for such purchases (the "Bonds"). Thereafter, the Trustee, in exchange for the Bonds so deposited, delivered to the Sponsor evidences of ownership of the number of Units of each Trust as indicated under "Summary of Essential Financial Information."


     With the deposit of the Bonds on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in each Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Trust Agreement, may deposit additional Bonds in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any additional Bonds deposited in a Trust will maintain, as nearly as is practicable, the original proportionate relationship of the Bonds in a Trust's portfolio. Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in a Trust.

     Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (1) in "The Trusts--Notes to Schedules of Investments." The delivery of any such Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Bonds during the interval between their purchase of Units and the actual delivery of such Bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than those of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Summary of Essential Financial Information". Unitholders will be "at risk" with respect to all Bonds in the portfolios including "when, as and if issued" and "delayed delivery" Bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such Bonds) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Bonds and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

     Each Unit initially offered represents the fractional undivided interest in each Trust as indicated under "Summary of Essential Financial Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

     REPLACEMENT BONDS. Because certain of the Bonds in a Trust may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Bonds") to make up the original corpus of the affected Trust.

     The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds shall (i) be tax-exempt bonds, issued by states or territories of the United States or political subdivisions thereof and shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, with fixed maturity dates substantially the same as those of the Failed Bonds; (ii) be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial Date of Deposit, at least equal to that of the Failed Bonds; (iii) be payable in U.S. currency; (iv) not be when, as and if issued bonds; (v) be rated at least "AAA" by Standard & Poor's and/or "Aaa" by Moody's in the case of an Insured Trust and at least BBB by Standard & Poor's and/or Baa by Moody's in the case of any uninsured Trust; and (vi) be insured by one of the Insurers if such Bonds are purchased for an Insured Trust. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of such Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

     If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Trust) attributable to such Failed Bonds not later than the next Distribution Date following such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. In the event a Replacement Bond should not be acquired by a Trust, the estimated net annual interest income per Unit for the Trust would be reduced and the Estimated Current Return and the Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

INVESTMENT OBJECTIVES AND PORTFOLIO SELECTION


     The objectives of the Fund are to gain interest income exempt from Federal income tax and, in the case of a State Trust, Federal and state income taxation and to conserve capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.


     Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the issuer of such Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in such Trust from one of several insurance companies (the "Insurers"). Certain Bonds may be escrowed to maturity. No representation is made as to any Insurer's ability to meet its commitments. All Bonds insured by an Insurer receive a "AAA" rating by Standard & Poor's and a "Aaa" rating by Moody's. All Bonds selected for an uninsured Trust were rated in no case less than BBB by Standard & Poor's or Baa by Moody's. See "Description of Bond Ratings." NO PORTFOLIO INSURANCE POLICY HAS BEEN OBTAINED BY THE SPONSOR FOR BONDS CONTAINED IN NEW MEXICO SERIES 1.

     In selecting Bonds for the Trusts the following factors, among others, were considered by the Sponsor: (i) either the Standard & Poor's rating of the securities was in no case less than AAA in the case of the Insured Trusts and BBB in the case of the uninsured Trusts, or the Moody's rating of the Securities was in no case less than Aaa in the case of the Insured Trusts and Baa in the case of the uninsured Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund, (ii) whether the Bonds are insured by an Insurer in the case of an Insured Trust, (iii) the prices of the Bonds relative to other bonds of comparable quality and maturity and (iv) the diversification of Bonds as to purpose of issue and location of issuer, (v) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Bonds. Subsequent to the Initial Date of Deposit, a Bond may cease to be rated or its rating may be reduced below either the applicable Standard & Poor's or Moody's ratings set forth above or both. Neither event requires elimination of such Bonds from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bonds, see "Trust Administration-- Portfolio Administration."

     To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal and applicable state income taxation. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

THE TRUSTS


COLORADO INSURED  SERIES 7

     GENERAL. Colorado Insured Series 7 (the "Colorado Trust") consists of issues of 6 Bonds. One of the Bonds in the Colorado Trust is a general obligation (13.2%) of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Colorado Trust) follows: 12.4% Education Revenue Bonds, 37.2% Health Care Revenue Bonds, 24.8% Transportation Revenue Bonds and 12.4% Water and Sewer Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.

     RISK FACTORS SPECIFIC TO COLORADO. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal year 1991, 1992 and 1993 was set at 3% of total appropriations from the General Fund. For fiscal years 1994 and thereafter, the Unappropriated Reserve retirement is set at 4%. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "Emergency Reserve"). The minimum Emergency Reserve was set at 2% for 1994 and 3% for 1995 and later years. For fiscal year 1992 and thereafter General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of
(i) five percent of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of Federal Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

     The 1995 fiscal year ending General Fund balance was $486.7 million, or $260.7 million over the required Unappropriated Reserve and Emergency Reserve. The 1996 fiscal year ending General fund balance was $343.9 million, or $187.2 million over the required Unappropriated Reserve and Emergency Reserve. Based on September 20, 1996, estimates, the 1997 fiscal year ending General Fund balance is expected to be $357.6 million, or $191.7 million over the required Unappropriated Reserve and Emergency Reserve.

     On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and which could restrict the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

     The provisions of the Amendment are unclear and have required judicial interpretation. Among other provisions, beginning November 4, 1992, the Amendment requires voter approval prior to tax increases, creation of debt, or mill levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State general fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The basis for initial spending and revenue limits are fiscal year 1992 spending and 1991 property taxes collected in 1992. The bases for spending and revenue limits for fiscal year 1994 and later years will be the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation bases. The Amendment also prohibits new or increased real property transfer tax rates, new State real property taxes and local District income taxes.

         Litigation concerning several issues relating to the Amendment has been brought in the Colorado courts. The litigation deals with three principal issues: (i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease-purchase agreement subject to annual appropriations is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of the Amendment. In September, 1994, the Colorado Supreme Court held that Districts can increase mill levies to pay debt service on general obligation bonds issued after the effective date of the Amendment; in June, 1995, the Colorado Supreme Court validated mill levy increases to pay general obligation bonds issued prior to the Amendment. In late 1994, the Colorado Court of Appeals held that multi-year lease-purchase agreements subject to annual appropriation do not require voter approval. The time to file an appeal in that case has expired. Finally, in May, 1995, the Colorado Supreme Court ruled that entities with the power to levy taxes may not themselves be "enterprises" for purposes of the Amendment; however, the Court did not address the issue of how valid enterprises may be created. Future litigation in the "enterprise" arena may be filed in the future to clarify these issues.

     According to the COLORADO ECONOMIC PERSPECTIVE, FIRST QUARTER, FY 1996-97, SEPTEMBER 20, 1996 (the "Economic Report"), inflation for 1995 was 4.3% and population grew at the rate of 2.3% in Colorado. Accordingly, under the Amendment, increases in State expenditures during the 1997 fiscal year will be limited to 6.6% over expenditures during the 1996 fiscal year. The limitation for the 1998 fiscal year is projected to be 5.8%, based on projected inflation of 3.9% for 1996 and projected population growth of 1.9% during 1996. The 1996 fiscal year is the base year for calculating the limitation for the 1997 fiscal year. For the 1996 fiscal year, General Fund revenues totaled $4,230.8 million and program revenues (cash funds) totaled $1,839.5 million, resulting in total estimated base revenues of $6,124.3 million. Expenditures for the 1997 fiscal year, therefore, cannot exceed $6,528.5 million. However, the 1997 fiscal year General Fund and program revenues (cash funds) are projected to be only $6,478.2 million, or $50.3 million less than expenditures allowed under the spending limitation.

     There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

     As the State experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the Governor, reduction of appropriations by the General Assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. On a GAAP basis, the State had unrestricted General Fund balances at June 30 of approximately $16.3 million in fiscal year 1991, $133.3 million in fiscal year 1992, $326.6 million in fiscal year 1993, $405.1 million in fiscal year 1994 and $ 486.7 million in fiscal year 1995. The fiscal year 1996 unrestricted General Fund ending balance was $343.9 million, with projections for fiscal year 1997 at $357.6 million.

     Revenues for the fiscal year ending June 30, 1996, showed Colorado's general fund continuing to slow. Revenues grew by $272.3 million, to $4,268.7 million, a 6.8% increase from 1995. However, this figure was down from the fiscal year 1995 pace of 7.3%. General Fund expenditures rose substantially and exceeded revenues by $144.6 million. Reasons for this consist of a change in how the state manages its emergency reserve, and a significant increase in the transfer of reserves to the Capital Construction Fund, and the Police and Fire Pension Association (increases of $29 million and $32 million, respectively).

     For fiscal year 1996, the following tax categories generated the following respective revenue percentages of the State's $4,268.7 million total gross receipts: individual income taxes represented 54.4% of gross fiscal year 1996 receipts; sales, use and other excise taxes represented 33.2% of gross fiscal year 1996 receipts; and corporate income taxes represented 4.8% of gross fiscal year 1996 receipts. The final budget for fiscal year 1997 projects general fund revenues of approximately $4,546.6 million and appropriations of approximately $4,151.9 million. The percentages of general fund revenue generated by type of tax for fiscal year 1997 are not expected to be significantly different from fiscal year 1996 percentages.

     For fiscal year 1997, General Fund revenues are projected at $4,546.6 million. Revenue growth is expected to slow slightly to 6.5% over fiscal year 1996 actual revenues. Total general fund expenditures are estimated at $4,417.9 million. The ending general fund balance, after reserve set-asides, is $191.7 million.

     Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local governmental units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.

     Based on data published by the State of Colorado, Office of State Planning and Budgeting, Colorado gained 74,966 employees in 1995. The 1995 increase was down about 10,000 from the 1994 gain, but mirrored the 1993 employment increase. Services and retail trade were the number one and two largest growing industries in Colorado in 1995, adding 28,766 (6.0% increase) and 20,905 (6.2% increase) employees, respectively. Transportation, communications, and public utilities reported the largest percentage gain from 1994 to 1995, at 8.8%. Construction reported the fourth largest employment gain over the year, at 5.2%, with increases about half of what they had been in 1994 and 1993 due to the completion of the Denver International airport. Mining continued to be the weakest industry sector, with only a 0.5% increase.

     The unemployment rate in Colorado remained stable at 4.2% during both 1994 and 1995. As of June 1996, the Colorado unemployment rate was 4.6% compared to the 5.5% rate for the nation. Colorado's job growth rate increased 4.3% from 1994 to 1995 as compared to a 2.7% growth rate for the United States in 1994. The services sector comprised 28% of Colorado's 1995 employment and generated 38% of the State's growth.

     Personal income rose 6.2% in Colorado during 1994 and 7.5% in 1993. During 1995, personal income rose 8.0% in Colorado to $88.131 billion, as compared with 5.9% for the nation as a whole. In 1996, Colorado's personal income is expected to drop back to 6.2%, with the national stimates between the 1994 rate of 4.9% and the 6.1% of 1995.

     Economic conditions in the State may have continuing effects on other governmental units within the State (including issuers of the Bonds in the Colorado Trust), which, to varying degrees, have also experienced reduced revenues as a result of recessionary conditions and other factors.

     STATE TAXATION. For a discussion of the Federal tax status of income earned on Colorado Trust Units, see "Tax Status."

     Neither the Sponsor nor its counsel has independently examined the Bonds to be deposited in and held in the Colorado Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) the Bonds were validly issued; (ii) the interest thereon is excludable from gross income for Federal income tax purposes; and (iii) interest on the Bonds, if received directly by a Unitholder, would be exempt from the income tax imposed by the State of Colorado that is applicable to individuals and corporations (the "State Income Tax"). This opinion does not address the taxation of persons other than full time residents of Colorado.

     In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Colorado law:

          1. Because Colorado income tax law is based upon the Federal law, the Colorado Trust is not an association taxable as a corporation for purposes of Colorado income taxation.

          2. With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax computations described above:

               (i) Each Colorado Unitholder will be treated as owning a pro rata share of each asset of the Colorado Trust for Colorado income tax purposes in the proportion that the number of Units of such Trust held by the Unitholder bears to the total number of outstanding Units of the Colorado Trust, and the income of the Colorado Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described and an item of income of the Colorado Trust will have the same character in the hands of a Colorado Unitholder as it would have in the hands of the Trustee;

               (ii) Interest on Bonds that would not be includable in income for Colorado income tax purposes when paid directly to a Colorado Unitholder will be exempt from Colorado income taxation when received by the Colorado Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder;

               (iii) Certain of the Colorado Bonds in the Colorado Trust have been insured by the issuers thereof against default in the prompt payment of principal and interest. Based upon the exemptions and assumptions referred to above, it is our opinion that any amount received by the Colorado Trust representing maturing interest on such bonds will be excludible from Colorado adjusted gross income, if and to the same extent as, such interest is so excludible for federal income tax purposes if paid in the normal course by the issuer notwithstanding that the source of the payment is from insurance proceeds provided, that, at the time such insurance policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with reasonable expectation that the issuer of the Colorado Bonds, rather than the insurer will pay debt service on the Colorado Bonds.

               (iv) Each Colorado Unitholder will realize taxable gain or loss when the Colorado Trust disposes of the Bonds (whether by sale, exchange, redemption, or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Bonds during the interval between the Colorado Unitholder's settlement date and the date such Bonds are delivered to the Colorado Trust, if later);

               (v) Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost; and

               (vi) If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Colorado Trust is not deductible for Federal income tax purposes, it also will be non-deductible for Colorado income tax purposes.

     Unitholders should be aware that all tax-exempt interest, including their share of interest on the Bonds paid to the Colorado Trust, is taken into account for purposes of determining eligibility for the Colorado Property Tax/Rent/Heat Rebate. Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of the Colorado law. Ownership of the Units may result in collateral Colorado tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                            COLORADO INSURED SERIES 7
                             SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                        DATE OF DEPOSIT: OCTOBER 17, 1996

                 NAME OF ISSUER, TITLE, INTEREST RATE AND                                              OFFERING PRICE
AGGREGATE        MATURITY DATE OF EITHER BONDS DEPOSITED                         REDEMPTION                TO COLORADO
PRINCIPAL (1)          OR BONDS CONTRACTED FOR (1)(5)               RATING (2)   FEATURE (3)                TRUST (4)
-------------    -----------------------------------------------    ----------   -----------            -------------
$500,000         Colorado Health Facilities Authority, Hospital         AAA      2004 @ 102                $505,625
                 Revenue Improvement and Refunding Bonds,                        2010 @ 100 S.F.
                 (Boulder Community Hospital Project), Series
                 1994B, (MBIA Insured) 5.875% Due
                 10/01/2023#

250,000          Auraria Higher Education Center (State of              AAA      2006 @ 101                 238,438
                 Colorado) Student Fee Revenue Refunding                         2016 @ 100 S.F.
                 Bonds, Series 1996, (AMBAC Insured),
                 5.30% Due 05/01/2021#

250,000          Colorado Health Facilities Authority Hospital          AAA      2006 @ 101                 235,000
                 Revenue Bonds (The Children's Hospital                          2016 @ 100 S.F.
                 Association Project), Series 1996, (MBIA
                 Insured) 5.25% Due 10/01/2026#

500,000          City and County of Denver, Colorado Airport            AAA      2005 @ 102                 493,125
                 System Revenue Bonds, Series 1995A,                             2021 @ 100 S.F.
                 (MBIA Insured) 5.70% Due 11/15/2025#

250,000          City of Colorado Springs, Colorado, Utilities          AAA      2004 @ 100                 238,125
                 System Improvement and Refunding Revenue
                 Bonds, Series 1994A, (MBIA Insured) 5.10%
                 Due 11/15/2017#

265,000          Highlands Ranch Metropolitan District No. 2,           AAA      2006 @ 101                 247,443
                 Douglas County, Colorado, General                               2013 @ 100 S.F.
                 Obligation Refunding Bonds, Series 1996,
----------      (FSA Insured) 5.00% Due 06/15/2016#                                                      -----------
$2,015,000                                                                                                $1,957,756
==========                                                                                                ==========

For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 26.


MINNESOTA INSURED SERIES 4

     GENERAL. The Minnesota Insured Series 4 (the "Minnesota Trust" ) consists of 7 issues of Bonds. Three of the Bonds in the Minnesota Trust are general obligations (37.0%) of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Minnesota Trust) as follows: 40.1% Healthcare Revenue Bonds and 22.9% Utility Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.

     RISK FACTORS SPECIFIC TO MINNESOTA. Minnesota's 1994-95 fiscal year ended with a general fund and local government trust fund budgetary balance of $444.63 million. Total resources available were $17.760 billion. Total expenditures and transfers were $16.740 billion.

     According to a July 1996 report from the Minnesota Department of Finance, net general fund receipts, including revenues dedicated to the local government trust fund are estimated to have totaled more than $8.983 billion during the 1996 fiscal year, $255.3 (2.9%) more than forecast. Minnesota's economy has been stronger than forecast in 1996. Each of the four major taxes--individual, sales, corporate, and motor vehicle--brought in an estimated $4,146.6 million, $2,905.1 million, $704.8 million, and 372.1 million, respectively, a total of $226 million more than forecast. More than $100 million of the additional revenue is attributable to settlement of tax year 1995 individual income tax liabilities, some of which may be one time in nature.

     The uncommitted general fund balance at the close of the 1996-97 biennium is expected to be $64 million. This forecast reflects the statutory allocations made in November 1995 to increase the budget reserve to $220 million and reduce the school property tax recognition percentage to zero by fiscal year 1997. Total general fund revenues for the 1996-97 biennium are expected to be $18.453 billion. Total general fund expenditures are expected to reach $18.839 billion.

     In recent years, Minnesota has ranked as one of the top five states in production for dairy products, soy beans, hogs, corn, turkeys, sugar beets, barley, hay, sweet corn, oats, green peas, and sunflowers. In 1994, Minnesota ranked first in the nation in cash receipts for sugar beets. Total cash receipts in 1994 were $6.522 billion, with dairy products and soy beans contributing 18.3% and 15.6%, respectively.

     Minnesota's 1980-94 growth rate of 12.1% was the highest of the 12 Midwest states and nearly triple the overall growth rate for the Midwest. Minnesota's population grew 4.4% from 1990-94, to 4,570,355.

     Between 1985 and 1994, more than 435,000 jobs were added in Minnesota, resulting in employment growth of 24.1% compared to the national average of 16.9%. The four fastest growing industries in Minnesota were: services; manufacturing; finance, insurance and real estate (FIRE); and transportation, communications and public utilities (TCPU). Manufacturing employment increased 10.5% while overall national manufacturing employment declined nearly 5%. Minnesota continues to rely on its competitive advantages to generate jobs in traditional and emerging manufacturing and service industries. Mining continues to be the weakest industry, although in 1993, Minnesota accounted for more than three-quarters of the total U.S. iron ore production. In 1994, 2.244 million were employed in non-farm industries.

     The annual unemployment rate in Minnesota was below the U.S. and Midwest rates every year during the ten-year period 1985 to 1994. In 1994, the Minnesota unemployment rate was at a ten-year low of 3.9%, compared to the 6.1% for the nation. The highest unemployment rate Minnesota has experienced in the last ten years was 6.0% in 1985.

     Minnesota's unadjusted unemployment rate increased slightly from 3.4% in July 1995 to 3.5% in July 1996. This compares with the U.S. rate of 5.9% in July 1995 and 5.6% in July 1996. Between July 1995 and July 1996, Minnesota added 42,700 jobs, growing at a rate of 1.8% for total nonfarm wage and salary employment. This brings the total number of nonfarm jobs in the state to 2,431,800. In the last year, the services division accounted for over 40% of the growth and trade made up another 30%. From July 1995 to July 1996, the services sector grew 2.7%, or 17,400 jobs. Manufacturing added 2,400 jobs, a .8% increase. FIRE gained 3,900 jobs for a growth rate of 2.8%. This was the largest percentage increase of any industry division in the state. TCPU increased by 2.7%, or 3,200 jobs. Employment has grown at a 3.5% annual rate in 1996, well above the national average.

     The labor force participation rate in Minnesota was 75.6% in 1994, almost 14% higher than the U.S. average of 66.6%. In 1994, there were 2.565 million in the labor force. As of July 1996, this number increased to 2.637 million.

     In 1994, per capita personal income in Minnesota was $22,257, exceeding the national average by 2.5%. Minnesota ranked 16th in the nation in per capita personal income. Between 1993 and 1994, Minnesota per capita personal income increased 7.4%, double the national growth rate. The service sector contributed the most to total earned income, over $19.3 billion, followed by the manufacturing sector, nearly $17.2 billion. Minnesota's personal income is estimated to increase 5.0% in 1996. The U.S. increase for 1996 is predicted at 4.7%.

     Minnesota's wage and salary income increased 4.2% in 1993, 6.6% in 1994 and 6.2% in 1995. In comparison, the United States annual increase was 3.5%, 4.8%, and 5.5% for 1993, 1994, and 1995, respectively. For 1996, Minnesota's wage and salary income is expected to increase 4.5% compared to the United States' 4.4% increase.

     In May 1996, Moody's Investor Services upgraded Minnesota's general obligation bond rating to Aaa. S&P's current rating is AA+, and Fitch's rates Minnesota bonds at AAA.

     STATE TAXATION. For a discussion of the Federal tax status of income earned on Minnesota Trust Units, see "Tax Status."

     Counsel to the Minnesota Trust understands that the Minnesota Trust will only have income consisting of (i) interest from bonds issued by the State of Minnesota and its political and governmental subdivisions, municipalities and governmental agencies and instrumentalities (the "Minnesota Bonds") and bonds issued by possessions of the United States (the "Possession Bonds" and, with the Minnesota Bonds, the "Bonds") which would be exempt from Federal and Minnesota income taxation when paid directly to an individual, trust or estate, (ii) gain on the disposition of such Bonds and (iii) proceeds paid under certain insurance policies issued to the issuers of the Bonds which represent maturing interest or principal payments on defaulted Bonds held by the Trustee.

     Neither the Sponsor nor its counsel has independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for Federal income tax purposes and (iii) the interest thereon is exempt from income tax imposed by Minnesota that is applicable to individuals, trusts and estates (the "Minnesota Income Tax"). It should be noted that interest on the Minnesota Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax and is a factor in the computation of the Minimum Fee applicable to financial institutions; no opinion is expressed with respect to the treatment of interest on the Possession Bonds for purposes of such taxes. The opinion set forth below does not address the taxation of persons other than full time residents of Minnesota. Although Minnesota state law provides that interest on Minnesota bonds is exempt from Minnesota state income taxation, the Minnesota state legislature has enacted a statement of intent that interest on Minnesota bonds should be subject to Minnesota state income taxation if it is judicially determined that the exemption discriminates against interstate commerce, effective for the calendar year in which such a decision becomes final. It cannot be predicted whether a court would render such a decision or whether, as a result thereof, interest on Minnesota bonds and therefore distributions by the Minnesota Trust would become subject to Minnesota state income taxation.

     In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Minnesota income tax law as of the date of this prospectus and based upon the assumptions above:

          1. The Minnesota Trust is not an association taxable as a corporation and each Unitholder of the Minnesota Trust will be treated as the owner of a pro rata portion of the Minnesota Trust, and the income of such portion of the Minnesota Trust will therefore be treated as the income of the Unitholder for Minnesota Income Tax purposes;

          2. Income on the Bonds which is excludible from Minnesota taxable income for purposes of the Minnesota Income Tax when received by the Minnesota Trust and which would be excludible from Minnesota taxable income for purposes of the Minnesota Income Tax if received directly by a Unitholder will be excludible from Minnesota taxable income for purposes of the Minnesota Income Tax when received by the Minnesota Trust and distributed to such Unitholder;

          3. To the extent that interest on certain Bonds, if any, which is includible in the computation of "alternative minimum taxable income" for Federal income tax purposes, such interest will also be includible in the computation of "alternative minimum taxable income" for purposes of the Minnesota Alternative Minimum Tax imposed on individuals, estates and trusts;

          4. Each Unitholder of the Minnesota Trust will recognize gain or loss for Minnesota Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Minnesota Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for Federal income tax purposes;

          5. Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain for Minnesota Income Tax purposes when their Units are sold or redeemed for an amount equal to or less than their original cost;

          6. Proceeds, if any, paid under individual insurance policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible from Minnesota income tax if paid in the normal course by the issuer of the defaulted obligation provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds; and

          7. To the extent that interest derived from the Minnesota Trust by a Unitholder with respect to any Possession Bonds is excludible from gross income for Federal income tax purposes, such interest will not be subject to the Minnesota Income Tax. As noted above, we have expressed no opinion as to the treatment of interest on the Possession Bonds for purposes of the Minnesota Corporate Franchise Tax or the Alternative Minimum Tax or whether it is a factor in the computation of the Minimum Fee applicable to financial institutions. Although a federal statute currently provides that bonds issued by the Government of Puerto Rico, or by its authority, are exempt from all state and local taxation, the Supreme Court of Minnesota has held that interest earned on bonds issued by the Government of Puerto Rico may be included in taxable net income for purposes of computing the Minnesota bank excise tax. The State of Minnesota could apply the same reasoning in determining whether interest on the Possession Bonds is subject to the taxes listed above on which we express no opinion.

     Chapman and Cutler has not examined any of the Bonds to be deposited and held in the Minnesota Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinions to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder. Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Minnesota law. Ownership of the Units may result in collateral Minnesota tax consequence to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                           MINNESOTA INSURED SERIES 4
                             SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                        DATE OF DEPOSIT: OCTOBER 17, 1996

                      NAME OF ISSUER, TITLE, INTEREST RATE AND                                         OFFERING PRICE
   AGGREGATE           MATURITY DATE OF EITHER BONDS DEPOSITED                     REDEMPTION           TO MINNESOTA
 PRINCIPAL (1)             OR BONDS CONTRACTED FOR (1)(5)            RATING (2)    FEATURE (3)           TRUST (4)
 -------------            --------------------------------           ----------    -----------          ----------
$250,000         Independent School District 138, North Branch,           AAA      2005 @ 100             $250,936
                 Minnesota, General Obligation School Building                     2016 @ 100 S.F.
                 Bonds, Series 1995A, (FGIC Insured) 5.625% Due
                 02/01/2017#

300,000          City of Minneapolis, Minnesota and Housing and           AAA      2005 @ 102             291,375
                 Redevelopment Authority of the City of St. Paul,                  2017 @ 100 S.F.
                 Minnesota Health Care Revenue Bonds
                 (Children's Health Care) Series 1995, (FSA
                 Insured) 5.50% Due 08/15/2025#

250,000          Economic Development Authority of the City of            AAA      2006 @ 100             244,062
                 Litchfield, Minnesota, General Obligation Housing                 2017 @ 100 S.F.
                 Development Bonds, Series 1996A, (FSA Insured)
                 5.50% Due 02/01/2022#**

250,000          City of St. Cloud, Minnesota Hopsital Facilities         AAA      2006 @ 101             226,562
                 Refunding Revenue Bonds (The Saint Cloud                          2016 @ 100 S.F.
                 Hospital), Series 1996-B, (AMBAC Insured)
                 5.00% Due 07/01/2020#

370,000          Southern Minnesota Municipal Power Agency,               AAA      2003 @ 102             372,775
                 Power Supply System Revenue Bonds, Series                         2013 @ 100 S.F.
                 1994A, (MBIA Insured), 5.75% Due 1/1/2018#

100,000          Independent School District No. 192, Farmington,         AAA      2003 @ 100              94,000
                 Minnesota, General Obligation School Building                     2012 @ 100 S.F.
                 Bonds, Series 1994, (AMBAC Insured) 5.125%
                 Due 02/01/2015#

100,000          Housing and Redevelopment Authority of The               AAA      2003 @ 102              98,875
                 City of St. Paul, Minnesota, Hospital Facility                    2008 @ 100 S.F.
                 Revenue Bonds, (St. Paul-Ramsey Medical Center
                 Project), Series 1993, (AMBAC Insured) 5.50%
----------                                                                                               ----------
$1,620,000                                                                                               $1,578,585
==========                                                                                               ==========

For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 26.


NEW MEXICO SERIES 1

     GENERAL. New Mexico Series 1 (the "New Mexico Trust") consists of 7 issues of Bonds. The issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New Mexico Trust) as follows: 14.8% Education Revenue Bonds, 29.6% Industrial Revenue Bonds, 8.0% Water and Sewer Revenue Bonds and 47.6% Other Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below. None of the Bonds in the New Mexico Trust are insured.

     RISK FACTORS SPECIFIC TO NEW MEXICO. The following brief summary regarding the economy of New Mexico is based upon information drawn from publicly available sources and is included for the purpose of providing the information about general economic conditions that may or may not affect issuers of the New Mexico Bonds. The Sponsor has not independently verified any of the information contained in such publicly available documents.

     Major industries in the State are energy resources, services, construction, trade, tourism, agriculture-agribusiness, manufacturing, mining, and government. From 1994-95, the value of construction contracts increased 6.9% to $2.1 billion. In 1995, the total of gas and oil sales was $3.12 billion, however, this was a 9.7% decrease from 1994. In 1994, the value of mineral production (i.e., crude petroleum, natural gas, uranium, and coal) was approximately $5.05 billion. Major federally funded scientific research facilities at Los Alamos, Albuquerque and White Sands are also a notable part of the State's economy.

     The State has a thriving tourist industry. In 1994, there were approximately 2.29 million visits to national parks and about 4.9 million visits to State parks. According to a 1991 estimate by the U.S. Travel Data Center, the State's tourist industry generated about $2.3 billion in revenue and more than 38,370 jobs. However, 1995 was a slower year for tourism and travel in New Mexico. Total gross receipts for hotels and other lodging places dropped 1.4%, compared with a 5.6% gain in 1994. Air travel was also down 0.4%. In addition, visits to New Mexico's national parks and monuments, affected partly by federal government shutdowns in the fall and winter, dropped 1.7%.

     Agriculture is a major part of the State's economy, producing $1.521 billion in 1995. This was a 0.4% decrease from 1994. As a high, relatively dry region with extensive grasslands, the State is ideal for raising cattle, sheep, and other livestock. Livestock receipts dropped 3.0% from 1994-95, to $1.066 billion due to significant declines in prices for beef cattle and calves. Because of irrigation and a variety of climatic conditions, the State's farmers are able to produce a diverse assortment of quality products. The State's farmers are major  producers  of alfalfa  hay,  wheat,  chile  peppers,  cotton, fruits, and pecans. Crop revenues in 1995 rose 6.4% to $455 million. Agricultural businesses include chile canneries, wineries, alfalfa pellets, chemical and fertilizer plants, farm machinery, feed lots, and commercial slaughter plants.

     Job growth in New Mexico in 1993 was the highest since 1984. However, in 1995, the total employment growth rate was 1.7%, less than half the 1994 growth rate of 4.2%, while the unemployment rate stabilized, remaining level at 6.3% in 1994 and 1995 after reaching a seven year high of 7.7% in 1993. The fact that the State's 1995 unemployment rate is higher than the national rate of 5.6% can be partially explained by population growth in New Mexico that is well in excess of the national average. New Mexico's population growth is 1.8%, about twice the national rate. Job growth in New Mexico has increased migration which has kept the unemployment rate higher than it otherwise would have been. New Mexico ranks 5th in the nation in unemployment as of April 1996, up from 10th highest in April 1995.

     The New Mexico economy recorded solid gains in 1995, but the rate of expansion had slowed by the end of the year. Nonagricultural wage and salary employment rose 4.9%, or 32,500 jobs, for all of 1995, reaching 689,700 jobs. This was about the same as the 1994 increase (5.0%) and marked the third year in a row that job growth surpassed 4%. Total personal income was up 8.1% to $30.4 billion, exceeding the 6.9% gain in 1994, and the U.S. gain of 6.0%. State job growth and personal income gain have exceeded the national rate since 1988.

     However, the rapid growth of New Mexico's population has had a negative impact on per capita income. The 1995 per capita income of $18,055 was approximately 79% of the national figure of $22,788 and ranked 48th out of the 50 states and the District of Columbia, although New Mexico's per capita income growth rate of 6.0% was 1.0% above the national rate and ranked ninth nationally.

     Construction, services and trade were the job growth leaders in 1995. Construction employment rose by 4,200 jobs, or 10.1%. Although this was a sizable jump, it was down from the previous annual increase, 16.5%. The advance in services increased by 15,200 jobs, or 8.6%, while growth in trade employment rose 5.5%, or 8,600 jobs. Transportation and public utilities placed fourth, with an increase of 3.7%. Finance, insurance and real estate recorded gains of only 1.7%. Government and manufacturing were the weakest industries at 1.3% each. Mining employment remained unchanged at 15,700 for both 1994 and 1995.

     The state's economy will still expand at a healthy pace in 1996, but not as fast as last year. The slowing trend is expected to continue into 1997.

     From fiscal year 1989 through fiscal year 1992, the annual base revenue growth in New Mexico (recurring revenues adjusted to exclude legislative changes or extraordinary receipts) was in the range of 3.0% to 4.5%. In fiscal year 1993, base revenue growth was about 5.5%, exclusive of gains in the volatile energy-related areas. For fiscal year 1994, base revenues were forecast to increase by 6.5%, reflecting the State's economic strength. The outlook was for stronger economic and revenue growth to continue for several years.

     Because of this strong revenue growth, cash balances and recurring revenues were substantially higher in 1994 than expected from 1993. Prior to 1994 appropriations, New Mexico's Department of Finance and Administration projected the fiscal year 1994 ending General Fund balances to be about $300 million, which was almost 13% of total appropriations. Since the State typically tries to maintain a 5% reserve ration, this anticipated total was two and one-half times the usual reserve objective. Thus, substantial funds were available for nonrecurring appropriations or tax cuts. Total recurring expenditures for fiscal year 1994 were $2,368.8 million. Total general fund revenue for 1994 was $2.559 billion.

     Reflecting strength in the economy and sufficient revenues, the 1994 Legislature cut General Fund revenues for fiscal year 1995 by almost $60 million by restoring low income/personal income tax rebates, lowering personal income tax rates, especially for married filers, suspending 2 cents of the gasoline tax for a 3-year period and diverting the governmental gross receipts tax to an infrastructure fund. Scheduled personal income tax rate cuts in 1995 and 1996 were to reduce personal income tax revenues an additional $25 million by fiscal year 1997.

     The fiscal plan adopted by the 1994 legislature overstated fiscal year 1995 and 1996 general fund revenue by more than $100 million. While state revenue was growing, it was not growing as fast as estimated. In September of 1995, the Governor ordered a reduction of general fund allotments to all state agencies.

     Total general fund revenue for fiscal year 1995 was $2.630 billion, a 2.7% increase from fiscal year 1994. Recurring revenue for fiscal year 1995 totaled $2.643 billion, an increase of 3.3% from fiscal year 1994. Recurring appropriations for fiscal year 1995 totaled $2.623 billion, up 9.3% from fiscal year 1994. Total expenditures for fiscal year 1995 were $2.715 billion, 5.0% higher than 1994, with a total ending balance of $58.822 million.

     For the fiscal year ending June 30, 1996, recurring revenue totaled $2.747 billion, an increase of 3.9% over the previous fiscal year. Total General Fund Revenue was $2.752 billion, up 4.6% from fiscal year 1995. The fiscal year 1996 revenue was below a December 1995 estimate by $2 million, or 0.1%. In general, weakness in broad-based taxes was offset by strength in revenue related to the production of natural gas and crude oil. Strength relative to the estimate was also evident for interest earnings, miscellaneous receipts and reversions.

     Preliminary results for fiscal year 1996 show general fund total receipts and recurring appropriations at $2.75 billion. Fiscal year 1996 receipts are up 4.6% from fiscal year 1995 while recurring appropriations are up 4.9%. Nonrecurring appropriations for fiscal year 1996 were $22 million, down 76% from fiscal year 1995. The net transfer necessary from the operating reserve is $24.3 million and is within the $30 million transfer authority authorized by the 1996 legislature.

     The 1996 legislature also established the risk reserve fund within the general fund. General fund balances including the risk reserve fund are projected to total over $137 million. Without the risk reserve, balances would be $21.5 million. The fiscal year 1996 balance in the operating reserve is $16.8 million, or only 0.6% of fiscal year 1996 total revenue.

     The state support reserve received a $3.37 million transfer from public school support and the ending balance is $4.7 million for fiscal year 1996.

     Disaster allotments from the appropriation contingency fund totaled over $5.4 million, primarily due to the drought and the severe wildfires experienced during 1996 and the ending balance in the appropriation contingency fund is a nominal $35,000 due to a reversion.

     For fiscal year 1997, the Governor proposed a budget which took into consideration spending requirements in Medicaid (an 18.2% increase, or $30.9 million) and in the criminal justice system (a 5.7% increase, or $6.9 million), and placed a high priority on public school funding (a 2.0% increase, or $26.2 million).

     Estimated results for fiscal year 1997 show general fund total receipts of $2.955 billion and recurring appropriations of $2.862 billion with expenditures totaling $2.883 billion. The estimated fiscal year 1997 total ending balance is $210 million, an increase of 53% over the preliminary fiscal year 1996 results of $137 million.

     The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers in the New Mexico Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the New Mexico Trust to pay interest on or principal of the Bonds.

     STATE TAXATION. For a discussion of the Federal tax status of income earned on New Mexico Trust Units, see "Tax Status."

     The assets of the New Mexico Trust will consist of interest-bearing obligations issued by or on behalf of the State of New Mexico ("New Mexico") or counties, municipalities, authorities or political subdivisions thereof (the "New Mexico Bonds"), and by or on behalf of the government of Puerto Rico, the government of the Guam, or the government of the Virgin Islands (collectively the "Possession Bonds")(collectively the New Mexico Bonds and the Possession Bonds shall be referred to herein as the "Bonds") the interest on which is expected to qualify as exempt from New Mexico income taxes.

     Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the New Mexico Trust. However, although no opinion is expressed herein regarding such matter, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unit holder, would be exempt from the New Mexico income taxes applicable to individuals and corporation (collectively, the "New Mexico State Income Tax"). At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to the Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption of interest from the New Mexico State Income Tax. Neither the Sponsor nor its counsel has made any review for the New Mexico Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith. The opinion set forth below does not address the taxation of persons other than full time residents of New Mexico.

     In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law and based upon the assumptions set forth above:

          (1) The New Mexico Trust will not be subject to tax under the New Mexico State Income Tax.

          (2) Interest on the Bonds which is exempt from the New Mexico State Income Tax when received by the New Mexico Trust, and which would be exempt from the New Mexico State Income Tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the New Mexico Trust and distributed to such Unitholder provided that the New Mexico Trust complies with the reporting requirements contained in the New Mexico State Income Tax Regulations.

          (3) To the extent that interest income derived from the New Mexico Trust by a Unitholder with respect to Possession Bonds is exempt fromstate taxes pursuant to 48 U.S.C. Section 745, 48 U.S.C. Section 1423a or 48 U.S.C. Section 1403, such interest income will not be subject to New Mexico State Income Tax.

          (4) Each Unitholder will recognize gain or loss for New Mexico State Income Tax purposes if the Trustee disposes of a bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the New Mexico Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes.

          (5) The New Mexico State Income Tax does not permit a deduction of interest paid on indebtedness or other expenses incurred (or continued) in connection with the purchase or carrying of Units in the New Mexico Trust to the extent that interest income related to the ownership of Units is exempt from the New Mexico State Income Tax.

     Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of New Mexico law. Prospective investors should consult their tax advisors regarding collateral tax consequences under New Mexico law relating to the ownership of the Units, including, but not limited to, the inclusion of income attributable to ownership of the Units in "modified gross income" for the purposes of determining eligibility for and the amount of the low income comprehensive tax rebate, the child day care credit, and the elderly taxpayers' property tax rebate and the applicability of other New Mexico taxes, such as the New Mexico estate tax.

                               NEW MEXICO SERIES 1
                             SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                        DATE OF DEPOSIT: OCTOBER 17, 1996

                      NAME OF ISSUER, TITLE, INTEREST RATE AND                                        OFFERING PRICE
   AGGREGATE          MATURITY DATE OF EITHER BONDS DEPOSITED                     REDEMPTION           TO NEW MEXICO
 PRINCIPAL (1)             OR BONDS CONTRACTED FOR (1)(5)           RATING (2)    FEATURE (3)            TRUST (4)
 -------------            --------------------------------          ----------    -----------           ----------
$250,000         Bernalillo County, New Mexico, Gross Receipts           AA       2006 @ 100             $250,625
                 Tax Revenue Bonds, Series 1996A, 5.75% Due                       2022 @ 100 S.F.
                 04/01/2026#

40,000           City of Albuquerque, New Mexico, Gross                  AAA      2011 @ 63.2018           10,725
                 Receipts/Lodgers' Tax Refunding and
                 Improvement Revenue Bonds, Series 1991B,
                 (FSA Insured) 0% Due 07/01/2018 #(6)

250,000          Sandoval County, New Mexico, Incentive                  A+       2006 @ 101              251,875
                 Payment Refunding Revenue Bonds, Tax-Exempt
                 Series 1996B, 5.75% Due 02/01/2010

515,000          City of Santa Fe, New Mexico, Municipal                 AAA      2007 @ 100              511,780
                 Recreation Complex Subordinate Net
                 Revenue/Subordinate Lien Gross Receipts Tax
                 Revenue Bonds, Series 1996C, (AMBAC
                 Insured) 5.75% Due 06/01/2021#

250,000          The Regents of the University of New Mexico,            AAA      2006 @ 101              239,062
                 Subordinate Lien System Revenue Bonds, Series
                 1996, (MBIA Insured) 5.375% Due 06/01/2026#

135,000          City of Santa Fe, New Mexico, Utility Revenue           AAA      2006 @ 101              129,262
                 Refunding Bonds, Series 1995A, (AMBAC                            2015 @ 100 S.F.
                 Insured) 5.25% Due 06/01/2017#

250,000          City of Farmington, New Mexico, Pollution               AAA      2003 @ 102              252,500
                 Control Refunding Revenue Bonds, Southern
                 California Edison Company Four Corners
                 Project, Series 1993A (MBIA Insured) 5.875%
----------        Due 06/01/2023                                                                        ----------
$1,690,000                                                                                              $1,645,829
==========                                                                                              ==========

For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 26.

                        Notes to Schedules of Investments
                      As of the Opening of Business on the
                    Initial Date of Deposit: October 17, 1996

     1. All Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an unaffiliated financial institution, has been deposited with the Trustee. The Sponsor has assigned to the Trustee all of its right, title and interest in and to such Bonds. Contracts to acquire Bonds were entered into during the period from September 17, 1996 to October 15, 1996. These Bonds have expected settlement dates from September 20, 1996 to October 30, 1996 (see "The Fund").

     2. All ratings are by Standard & Poor's and/or Moody's. As a result of the insurance related to each Bond in an Insured Trust, each Bond is rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's. See "Insurance on Bonds in the Insured Trusts" and "Description of Bond Ratings."

     3. There is shown under this heading the year in which each issue of the Bonds is initially or currently callable and the call price for that year. Each issue of the Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of the Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed obligations have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Notwithstanding any provisions to the contrary, certain bond issuers have in the past, and others may in the future, attempt to redeem bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Risk Factors--Redemptions of Bonds." To the extent that the Bonds were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Tax Status" and "Estimated Current Return and Estimated Long-Term Return."

     4. Evaluation of Bonds is made on the basis of current offering prices for the Bonds. The offering prices are greater than the current bid prices of the Bonds which is the basis on which Unit value is determined for purposes of redemption of Units (see "Public Offering--Offering Price").

     5. Other information regarding the Bonds in each Trust, as of the opening of business on the Initial Date of Deposit, is as follows:

                                                                               ANNUAL               BID SIDE
                                   COST TO           PROFIT (LOSS)         INTEREST INCOME         EVALUATION
         TRUST                     SPONSOR             TO SPONSOR             TO TRUST              OF BONDS
         -----                     -------             ----------             --------              --------
Colorado Insured  Series 7       $1,952,012              $5,744               $110,250             $1,941,706
Minnesota Insured Series 4       $1,571,232              $7,353                $88,713             $1,566,688
New Mexico Series 1              $1,626,966             $18,863                $93,575             $1,633,359

The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in the portfolios. On the opening of business on the Initial Date of Deposit, the offering side evaluation of the Bonds in each Trust was higher than the bid side evaluation of such Bonds by 0.827%, 0.759% and 0.763% for the Colorado, Minnesota and New Mexico Trusts, respectively. A Bond in the Minnesota Trust, representing 15.4% of the principal amount of the Bonds, (marked by a double asterisk (**)) was purchased on a "when, as and if issued" basis. Interest on this Bond begins accruing to the benefit of Unitholders on its respective date of delivery. Delivery is expected to take place 8 days after the First Settlement Date. "#" indicates that such Bond was issued at either an original issue discount or purchased at a market discount. The tax effect of Bonds issued at an original issue discount or purchased at a market discount is described in "Tax Status."

     6. This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURNS

     As  of  the  date  of  this  Prospectus,  the  following  table  shows  the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State (if applicable) taxes using the published Federal and State (if applicable) tax rates scheduled to be in effect in 1996. This table illustrates approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The table does not show the approximate taxable estimated current returns for individuals who are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following table for those individuals who have adjusted gross incomes in excess of $117,950. The table does not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions which were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80 percent of his allowable itemized deductions, with certain exceptions. See "Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

                                         COLORADO TAX EQUIVALENT TABLE
                                         -----------------------------
          TAXABLE INCOME ($1,000'S)                              TAX-EXEMPT ESTIMATED CURRENT RETURN
          -------------------------                              -----------------------------------
          SINGLE          JOINT           TAX         4-1/2%    5%      5-1/2%     6%      6-1/2%   7%     7-1/2%
          RETURN         RETURN         BRACKET            EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
         -----------------------------------------  -------------------------------------------------------------
    $    0 - 24.00    $    0 - 40.10      19.3%       5.58%    6.20%    6.82%    7.43%     8.05%   8.67%   9.29%
     24.00 - 58.15     40.10 - 96.90      31.6        6.58     7.31     8.04     8.77      9.50   10.23   10.96
    58.15 - 121.30    96.90 - 147.70      34.5        6.87     7.63     8.40     9.16      9.92   10.69   11.45
   121.30 - 263.75   147.70 - 263.75      39.2        7.40     8.22     9.05     9.87     10.69   11.51   12.34
       Over 263.75       Over 263.75      42.6        7.84     8.71     9.58    10.45     11.32   12.20   13.07

                                         MINNESOTA TAX EQUIVALENT TABLE
                                         ------------------------------
          TAXABLE INCOME ($1,000'S)                              TAX-EXEMPT ESTIMATED CURRENT RETURN
          -------------------------                              -----------------------------------
          SINGLE          JOINT           TAX         4-1/2%    5%      5-1/2%     6%      6-1/2%   7%     7-1/2%
          RETURN         RETURN         BRACKET            EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
         -----------------------------------------  -------------------------------------------------------------
     $    0- 24.00    $    0 - 40.10      21.8%       5.75%    6.39%    7.03%    7.67%     8.31%  8.95%    9.59%
     24.00 - 58.15     40.10 - 96.90      34.1        6.83     7.59     8.35     9.10      9.86  10.62    11.38
    58.15 - 121.30    96.90 - 147.70      36.9        7.13     7.92     8.72     9.51     10.30  11.09    11.89
   121.30 - 263.75   147.70 - 263.75      41.4        7.68     8.53     9.39    10.24     11.09  11.95    12.80
       Over 263.75       Over 263.75      44.7        8.14     9.04     9.95    10.85     11.75  12.66    13.56


                                         NEW MEXICO TAX EQUIVALENT TABLE
                                         -------------------------------
          TAXABLE INCOME ($1,000'S)                              TAX-EXEMPT ESTIMATED CURRENT RETURN
          -------------------------                              -----------------------------------
          SINGLE          JOINT           TAX         4-1/2%    5%      5-1/2%     6%      6-1/2%   7%     7-1/2%
          RETURN         RETURN         BRACKET            EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
         -----------------------------------------  -------------------------------------------------------------
     $    0- 24.00                        20.1%       5.63%    6.26%    6.88%    7.51%     8.14%  8.76%    9.39%
                     $    0 - 40.10       21.0        5.70     6.33     6.96     7.59      8.23   8.86     9.49
     24.00 - 58.15     40.10 - 96.90      33.7        6.79     7.54     8.30     9.05      9.80  10.56    11.31
    58.15 - 121.30    96.90 - 147.70      36.9        7.13     7.92     8.72     9.51     10.30  11.09    11.89
   121.30 - 263.75   147.70 - 263.75      41.4        7.68     8.53     9.39    10.24     11.09  11.95    12.80
       Over 263.75       Over 263.75      44.7        8.14     9.04     9.95    10.85     11.75  12.66    13.56

INDEPENDENT AUDITORS' REPORT

TO THE SPONSOR, TRUSTEE AND THE UNITHOLDERS OF VOYAGEUR TAX-EXEMPT TRUST, SERIES 8:

     We have audited the accompanying statements of net assets, including the schedules of investments, of Voyageur Tax-Exempt Trust, Series 8 (Colorado Insured Series 7, Minnesota Insured Series 4 and New Mexico Series 1), as of October 17, 1996. The statements of net assets are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voyageur Tax-Exempt Trust, Series 8 (Colorado Insured Series 7, Minnesota Insured Series 4 and New Mexico Series 1), as of October 17, 1996, in conformity with generally accepted accounting principles.

                                        KPMG Peat Marwick LLP


Minneapolis, Minnesota
October 17, 1996


                       VOYAGEUR TAX-EXEMPT TRUST, SERIES 8
                            STATEMENTS OF NET ASSETS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                        DATE OF DEPOSIT: OCTOBER 17, 1996

                                                                     COLORADO         MINNESOTA           NEW
                                                                      INSURED          INSURED           MEXICO
                                                                     SERIES 7          SERIES 4         SERIES 1
                                                                     --------          --------         --------
Contracts to purchase securities(1)(2)                              $1,957,756        $1,578,585        $1,645,829
Accrued interest on underlying securities(1)(3)                         37,546            21,003            18,747
Organizational and offering Costs (4)                                    7,407             7,412             6,259
                                                                    ----------        ----------        ----------
Total Assets                                                        $2,002,709        $1,607,000        $1,670,835
Less:  distributions payable(3)                                         37,546            21,003            18,747
Less: accrued organizational and offering costs (4)                      7,407             7,412             6,259
                                                                    ----------        ----------        ----------
Net Assets                                                          $1,957,756        $1,578,585        $1,645,829
                                                                    ==========        ==========        ==========
Net Assets Represented By:
   Interest of Unitholders--
      Units of fractional undivided interest
      outstanding: ( 205,863, 165,992
      and 173,063 Units, respectively)
Cost to investors(5)                                                  $2,058,629       $1,659,921       $1,730,630
Less:  Gross underwriting commission(5)                                  100,873           81,336           84,801
                                                                    ------------     ------------     ------------
Net Assets(5)                                                         $1,957,756       $1,578,585       $1,645,829
                                                                      ==========       ==========       ==========

----------------------

(1) The aggregate value of the Bonds listed under "Schedule of Investments" for each Trust herein and their cost to such Trust are the same. The value of the Bonds is determined by Securities Pricing Service, a division of George
     K. Baum & Company on the bases set forth under "Public Offering--Offering Price." The contracts to purchase Bonds are collateralized by an irrevocable letter of credit which has been deposited with the Trustee in and for the following amounts: Principal Offering

                                                            AMOUNT OF           PRICE OF        ACCRUED INTEREST
                                        AMOUNT OF          BONDS UNDER        BONDS UNDER         TO EXPECTED
                                     LETTER OF CREDIT        CONTRACTS          CONTRACTS        DELIVERY DATES
                                     ----------------        ---------          ---------        --------------
      Colorado  Insured  Series 7       $1,995,302          $2,015,000         $1,957,756            $37,546
      Minnesota Insured Series 4        $1,599,588          $1,620,000         $1,578,585            $21,003
      New Mexico Series 1               $1,664,576          $1,690,000         $1,645,829            $18,747

(2)  Insurance  coverage  providing  for the  timely  payment of  principal  and interest  on the  Bonds in the  portfolio  of each  Insured  Trust has been obtained by the issuer of the Bond, the underwriter of such Bond, the Sponsor or others. See "Schedule of Investments."
(3) The Trustee will advance the amount of accrued interest as of October 22, 1996 (the "First Settlement Date"), and all accrued interest to the First Settlement Date will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date.
(4) The Trusts (and therefore Unitholders) will bear all or a portion of their organizational and offering costs, which will be deferred and charged off against principal at the end of the initial offering period.
(5) The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price" and "Public Offering--Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions involving $100,000 or more, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net Assets remains unchanged.

RISK FACTORS

     GENERAL. Certain of the Bonds in the Trusts may have been acquired at a market discount from par value. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than Bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than Bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor, the Distributor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

     Certain of the Bonds in the Trusts may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "Tax Status." The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Bonds approach maturity.

     Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (i) not paying interest on a semi-annual basis and (ii) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond. See footnote (6) in "The Trusts--Notes to Schedules of Investments."

     Certain of the Bonds in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par or for original issue discount Bonds a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium bonds generally pay a higher rate of interest than Bonds priced at or below par, the effect of the redemption of premium bonds would be to reduce estimated net annual unit income by a greater percentage than the par amount of such bonds bears to the total par amount of Bonds in the affected Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Bonds that are redeemed, it can be anticipated that the estimated net annual unit income will be significantly reduced after the dates on which such Bonds are eligible for redemption. A Trust may be required to sell zero coupon bonds prior to maturity (at their current market price which is likely to be less than their par value) in the event that all the Bonds in the portfolio other than the zero coupon bonds are called or redeemed in order to pay expenses of a Trust or in case a Trust is terminated. See "Trust Administration--Portfolio Administration" and "Trust Administration--Amendment or Termination." See "The Trusts-- Schedule of Investments" for each Trust for the earliest scheduled call date and the initial redemption price for each Bond.

     Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "The Trusts--General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with any housing bonds held by the Fund, the Sponsor at the Initial Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See "The Trusts--General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. See "The Trusts--General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "The Trusts--General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "The Trusts--General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environ-mentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "The Trusts--General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "The Trusts--General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or, for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "The Trusts--General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "The Trusts--General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds. See "The Trusts--General" for each Trust.

     An investment in Units of the Trusts should be made with an understanding of the interest rate risk associated with such an investment. Generally, bond prices (and therefore Unit prices) will move inversely with interest rates, and bonds (Trusts) with longer maturities are likely to exhibit greater fluctuations in market value, all other things being equal, than bonds (Trusts) with shorter maturities.


     Based upon each Trust's investment in a portfolio of long-term bonds, Colorado Insured Series 7, Minnesota Insured Series 4 and New Mexico Series 1 have been given a duration of 11.61, 11.59, and 11.75, respectively. These figures represent the percentage by which each Trust's Unit value is estimated to change with a 1% change in interest rates. For example, the Unit value of Colorado Insured Series 7 would be expected to decline approximately 11.61% for every 1% increase in interest rates, and would be expected to increase by approximately the same percentage assuming a decrease in interest rates.


     REDEMPTIONS OF BONDS. Certain of the Bonds in certain of the Trusts are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions and it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds, an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "The Trusts--Schedule of Investments" for each Trust and footnote (3) in "The Trusts--Notes to Schedules of Investments."

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

     As of the opening of business on the Initial Date of Deposit, the Estimated Current Returns and the Estimated Long-Term Returns were those indicated in the "Summary of Essential Financial Information." The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, Sponsor and Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Returns will be realized in the future. Estimated Long-Term Returns are calculated using a formula which (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in a Trust and (ii) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Returns will be realized in the future. Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of Estimated Long-Term Returns reflects the estimated date and amount of principal returned while Estimated Current Returns calculations include only net annual interest income and Public Offering Price.

     In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in each Trust, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed (i) the amounts paid by Unitholders and (ii) the amounts which will be made available through cash furnished by the Sponsor on the Initial Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Summary of Essential Financial Information," reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "Summary of Essential Financial Information."

TRUST OPERATING EXPENSES

     COMPENSATION OF SPONSOR AND EVALUATOR. Voyageur Fund Managers, Inc., which acts as Sponsor and Evaluator, reserves the right to charge fees for such services in amounts which will not exceed $.30 and $.25 per 100 Units on an annual basis for sponsor and evaluation fees, respectively. Such fees, if any, are as set forth under "Summary of Essential Financial Information." Any such charges would be payable in monthly installments and would be based on the number of Units outstanding on the first day of each month of each year. Any such fees may exceed the actual costs of providing such supervisory or evaluation services for this Fund, but at no time will the total amount paid to the Sponsor for portfolio supervisory and evaluation services rendered to Series 1 and subsequent series of Voyageur Tax-Exempt Trust in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. An affiliate of the Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the Sponsor and the Underwriters may realize profits (or the Sponsor may realize losses) in connection with the deposit of the Bonds as described under "Public Offering--Sponsor and Underwriter Compensation."

     TRUSTEE'S FEE. For its services, the Trustee will receive an annual fee as set forth under "Summary of Essential Financial Information." The Trustee's fees are payable in monthly installments (based on the outstanding principal amount of Bonds in a Trust as of the first day of each month of each year) on or before the fifteenth day of each month from the Interest Account to the extent funds are available and then from the Principal Account. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Fund is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."

     MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by each Trust and charged off against principal at the end of the initial offering period. The following additional charges are or may be incurred by the Trusts: (i) fees of the Trustee for extraordinary services,
(ii) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (iii) various governmental charges, (iv) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (v) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of a Trust without gross negligence, bad faith or willful misconduct on its part, (vi) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (vii) expenditures incurred in contacting Unitholders upon termination of a Trust.

     The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Bonds to pay such amounts.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS


     Insurance guaranteeing prompt payment of interest and principal, when due, on the Bonds in the Insured Trusts in the Fund has been obtained by the Sponsor or by the issuers or underwriters of such Bonds. No insurance has been obtained on the Bonds in the uninsured Trusts, however, certain of the Bonds in the uninsured Trusts may be insured.


     An Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by a Trust. By the terms of each policy, the Insurer will unconditionally guarantee to the holders or owners of the Insured Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due, but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration). The Insurer will be responsible for such payments, less any amounts received by the holders or owners of the Bonds from any trustee for the bond issuers or from any other sources other than the Insurer. The Insurers' policies relating to small industrial development bonds and pollution control revenue bonds also guarantee the full and complete payments required to be made by or on behalf of an issuer of Bonds pursuant to the terms of the Bonds if there occurs an event which results in the loss of the tax-exempt status of the interest on such Bonds, including principal, interest or premium payments, if any, as and when thereby required. Each Insurer has indicated that its insurance policies do not insure the payment of principal or interest on bonds which are not required to be paid by the issuer thereof because the bonds were not validly issued. However, as indicated under "Tax Status," the respective issuing authorities have received opinions of bond counsel relating to the valid issuance of each of the Bonds in the Trusts. Each Insurer's policy also does not insure against non-payment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the trustee or other paying agent for the Bonds. Such policies are not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Law. The policies are non-cancelable and the insurance premiums have been fully paid on or prior to the date of deposit, either by the Sponsor or, if a policy has been obtained by a Bond issuer, by such issuer.

     Standard & Poor's rates all new issues insured by an Insurer "AAA Prime Grade." Moody's rates all bond issues insured by an Insurer "Aaa." These ratings independently reflect each company's current assessment of the creditworthiness of each Insurer and its ability to pay claims on its policies of insurance. See "Investment Objectives and Portfolio Selection." Any further explanation as to the significance of either rating may be obtained only from the company which issued the respective rating. Neither rating is a recommendation to buy, sell or hold the Bonds, and such rating may be subject to revision or withdrawal at any time by the respective issuer. Any downward revision or withdrawal of the rating may have an adverse effect on the market price of the Bonds.

     Because the insurance on the Bonds will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

TAX STATUS

     In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

          1. Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

          2. Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Unit. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost; and

          3. Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the Insurer, will pay debt service on the Bonds.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory DE MINIMIS rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

     In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. However, the Superfund Tax could be extended retroactively. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trusts. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

     Counsel for the Sponsor has also advised that under Section 265 of the Code interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units.

     In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.


     Under existing law, the Fund is not an association taxable as a corporation for Missouri income tax purposes and the Unitholders of the Fund will be treated as owners of a pro rata portion of the Fund and income of the Fund will be treated as the income of the Unitholders for Missouri State income tax purposes.


     ALL STATEMENTS OF LAW IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINIONS OF COUNSEL AND ARE TO BE SO CONSTRUED.

     At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

     In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35% effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

     Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

     In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

     Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

     FOR A DISCUSSION OF THE STATE TAX STATUS OF INCOME EARNED ON UNITS OF A TRUST, SEE "THE TRUSTS--STATE TAXATION" FOR THE APPLICABLE TRUST. EXCEPT AS NOTED THEREIN, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

     Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.

PUBLIC OFFERING


     GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Bonds in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Bonds) plus any accrued interest. In the secondary market the Public Offering Price is based on the bid prices of the Bonds in each Trust and includes a sales charge of 5.5% of the Public Offering Price (5.820% of the aggregate bid price of the Bonds) plus any accrued interest. However, the sales charge applicable to quantity purchases is, during the initial offering period, reduced by a discount on a graduated basis to any person acquiring $100,000 or more as follows (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


 AGGREGATE DOLLAR VALUE                                    REDUCTION AS A
 OF UNITS PURCHASED                                   PERCENT OF OFFERING PRICE
 $100,000 - 249,999 ...................................         0.30%
 $250,000 - 499,999 ...................................         0.50%
 $500,000 - 999,999 ...................................         0.90%
 $1,000,000 or more ...................................         1.40%


     Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one Underwriter or dealer. In addition, Unitholders who, during the offering period, cumulatively purchase a sufficient number of Units of a Trust to qualify for a reduced sales charge will receive such reduction retroactively upon reaching the appropriate level. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. Investors may use the redemption proceeds they have received from other unit investment trusts sponsored by the Sponsor to purchase Units of a Trust without a sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries may purchase Units of the Trusts without a sales charge in both the initial and secondary offering periods.

     Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the initial and secondary offering periods at the Public
Offering Price less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering--Unit Distribution."


     ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although a Trust accrues such interest daily. Because of this, each Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the respective Trust the amount, if any, of accrued interest paid on their Units.

     In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unitholders--Distributions of Interest and Principal."

     Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is noninterest-bearing to Unitholders, the Trustee benefits thereby.

     OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Bonds in each Trust.

     As indicated above, the price of the Units as of the opening of business on the Initial Date of Deposit was determined by adding to the determination of the aggregate offering price of the Bonds an amount equal to 5.152% of such value and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting profit equal to 4.9% of the Public Offering Price. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Bonds in each Trust prepared by Securities Pricing Service, a division of George K. Baum & Company, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Except on the Initial Date of Deposit, during the initial offering period, the Evaluator will appraise or cause to be appraised daily the value of the underlying Bonds as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor, Distributor or any Underwriter or dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Bonds in a Trust plus the secondary market sales charge. For secondary market purposes such appraisal and adjustment will be made by the Evaluator as of 4:00 P.M. Eastern time on days on which the New York Stock Exchange is open for each day on which any Unit of a Trust is tendered for redemption, and it shall determine the aggregate value of such Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

     The aggregate price of the Bonds in each Trust has been and will be determined on the basis of bid prices or offering prices, as appropriate, (i) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;
(ii) if such prices are not available for any particular Bonds, on the basis of current market prices for comparable bonds; (iii) by causing the value of the Bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (iv) by any combination of the above.

     The initial or primary Public Offering Price of the Units and the Sponsor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Bonds plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Bonds in each Trust plus the applicable sales charge plus accrued interest. The offering price of Bonds in each Trust may be expected to range from .35%-1% more than the bid price of such Bonds. On the Initial Date of Deposit, the offering side evaluation of the Bonds in each Trust were higher than the bid side evaluation of such Bonds by the amount indicated under footnote (5) in "The Trusts--Notes to Schedules of Investments."

     Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. However, delivery of certificates, if any are requested in writing, representing Units so ordered will be made as soon as possible following such order or shortly thereafter. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus accrued interest computed as described above. Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary Public Offering Price in the manner described.

     The Sponsor intends to qualify the Units for sale in the state for which such Trust is named. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period equal to $.33 per Unit ($.34 per Unit for the portion of aggregate sales of each Series which exceed $250,000 by broker-dealers or others in the primary offering who did not act as Underwriters and who purchase such Units from the Sponsor) and in the secondary market equal to 4.0% of the Public Offering Price per Unit. In addition, broker-dealers or others who sell, within five business days of a Trust's Initial Date of Deposit, that amount necessary to qualify for the Underwriter Concession set forth under "Sponsor and Underwriter Compensation" below will be allowed the concession set forth in such section on all sales during such period. Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of Federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Notwithstanding the concessions referred to above, in connection with any quantity purchases, a broker/dealer or bank will receive the following concessions for purchases made from the Sponsor, pursuant to the sales charge reduction schedule for quantity purchases set forth above, resulting in total concessions as contained in the following table:

 AGGREGATE DOLLAR VALUE                                   TOTAL CONCESSION
 OF UNITS PURCHASED                                           PER UNIT
 $100,000 - $249,999 ....................................       $.32
 $250,000 - $499,999 ....................................        .31
 $500,000 - $999,999 ....................................        .29
 $1,000,000 or more......................................        .25

     The Sponsor and the Distributor each reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting." To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of $1,000.

     SPONSOR AND UNDERWRITER COMPENSATION. The gross sales commission through the initial or primary distribution of Units will equal 4.9% of the Public Offering Price of the Units (5.152% of the net amount invested), less any reduced sales charge for quantity purchases as described under "General" above. Underwriters will acquire Units from the Sponsor based on the amount of Units underwritten. The concessions from the Public Offering Price will be as set forth in the following table:

AGGREGATE DOLLAR VALUE                                        TOTAL UNDERWRITER
OF UNITS UNDERWRITTEN                                        CONCESSION PER UNIT
$100,000 - $249,999 .........................................       $.35
$250,000 - $499,999 .........................................        .36
$500,000 - $999,999 .........................................        .37
$1,000,000 or more...........................................        .40



     Broker-dealers and other financial institutions purchasing Units from the Distributor during the first week after the Initial Date of Deposit may also receive the concession described above according to the schedule above describing Underwriters compensation. In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of such Bonds to a Trust (which is based on the determination of the aggregate offering price of the Bonds in such Trust on the Initial Date of Deposit as prepared by Securities Pricing Service, a division of George K. Baum & Company). See "Underwriting" and "The Trusts--Schedules of Investments." Affiliates of the Sponsor and the Underwriters may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired by the Sponsor from underwriting syndicates of which such parties were members. An affiliate of the Sponsor participated as sole underwriter or as a manager or as a member of an underwriting syndicate from which 6.9% of the Bonds in the portfolios of the Trusts were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Bonds in a Trust after the Initial Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters.


     As stated under "Public Market" below, an affiliate of the Sponsor, Voyageur Fund Distributors, Inc. (the "Distributor"), intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, the Distributor or any such Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Bonds in a Trust and includes a sales charge). In addition, the Sponsor, the Distributor or any such Underwriters will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

     PUBLIC MARKET. During the initial public offering period, the Distributor and/or certain of the other Underwriters intend to offer to purchase Units at a price based on the aggregate offering price per Unit of the Bonds in each Trust plus accrued interest to the date of settlement. Afterward, although they are not obligated to do so, the Distributor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at the bid price of the Bonds in the portfolio plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Distributor and/or the other Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Bonds in the portfolio and any accrued interest. The aggregate bid prices of the underlying Bonds in a Trust are expected to be less than the related aggregate offering prices. See "Rights of Unitholders--Redemption of Units." A UNITHOLDER WHO WISHES TO DISPOSE OF HIS UNITS SHOULD INQUIRE OF HIS BROKER AS TO CURRENT MARKET PRICES IN ORDER TO DETERMINE WHETHER THERE IS IN EXISTENCE ANY PRICE IN EXCESS OF THE REDEMPTION PRICE AND, IF SO, THE AMOUNT THEREOF. RIGHTS OF UNITHOLDERS

     OWNERSHIP OF UNITS. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

     Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Trusts, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, is credited by the Trustee to the Interest Account of the appropriate Trust. Other receipts are credited to the Principal Account of the appropriate Trust. Interest received by a Trust after deduction of amounts sufficient to reimburse the Trustee for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price") will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the month). All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed as of the applicable record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Bonds after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $0.10 per Unit.

     The distribution to the Unitholders as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the estimated net annual unit income in the Interest Account after deducting estimated expenses. Because interest payments are not received by the Trusts at a constant rate throughout the year, such interest distribution may be more or less that the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuation in the distributions from the Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the Interest Account on the ensuing record date. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of Trusts (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges or extraordinary charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all for any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemption of Units by the Trustee.

     REINVESTMENT OPTION. Unitholders of the Trusts may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any mutual fund advised by the Sponsor which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds."

     Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Fund from Voyageur Fund Distributors, Inc. at 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.

     After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the closing of trading on the New York Stock Exchange on such date.

     Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

     A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts (received since the preceding distribution) being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Sponsor deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of the Bonds) and the percentage of such amount by states and territories in which the issuers of such Bonds are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, and the balance remaining after such distributions and deductions, express in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, deductions for payment of applicable taxes, fees and expenses of such Trust and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

     In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Bonds in a Trust furnished to it by the Evaluator.

     REDEMPTION OF UNITS. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, Investors Fiduciary Trust Company, P.O. Box 419350, Kansas City, Missouri 64173-0216 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the STAMP or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.


     Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date"). Such redemption shall be made by payment of cash, equivalent to the Redemption Price for such Trust, determined as set forth below as of the evaluation time stated under "Summary of Essential Financial Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Fund extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Bonds in the Trust involved at the time of redemption. In addition, although not obligated to, the Sponsor currently intends to refund the sales charge paid by a Unitholder to such Unitholder's estate in conjunction with the redemption of such Units as a result of the Unitholder's death.


     Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds in order to make funds available for redemption. Units so redeemed shall be cancelled.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Bonds, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the offering prices of the Bonds and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Bonds in such Trust) by the amount shown under "Summary of Essential Financial Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in such Trust or monies in the process of being collected, (ii) the value of the Bonds in such Trust based on the bid prices of the Bonds (including "when issued" contracts, if any) and (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued expenses of such Trust. The Evaluator may determine the value of the Bonds in a Trust by employing any of the methods set forth in "Public Offering--Offering Price."

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Bonds represented by the Units so redeemed. As stated above, the Trustee may sell Bonds to cover redemptions. When Bonds are sold, the size of the affected Trust will be, and the diversity may be, reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

TRUST ADMINISTRATION

     DISTRIBUTOR PURCHASES OF UNITS. The Trustee shall notify the Distributor of any tender of Units for redemption. If the Distributor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the date of such notification and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or Distributor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Distributor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Distributor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

     PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Sponsor as the Trustee in its sole discretion may deem necessary. The Sponsor, in designating such Bonds, will consider a variety of factors, including (i) interest rates, (ii) market value and (iii) marketability. The Sponsor may direct the Trustee to dispose of Bonds in the event there is a decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders.

     The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(i) the issuer is in default with respect to such Bond or (ii) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unitholder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "The Fund--Replacement Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any obligations other than the Bonds initially deposited is not permitted.

     If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

     AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (i) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (ii) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of obligations either in addition to or in substitution for any of the Bonds initially deposited in a Trust, except for the substitution of certain refunding obligations for such Bonds, for Replacement Bonds and for subsequent deposits (see "The Fund"). In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

     A Trust may be terminated at any time by consent of Unitholders representing 66-2/3% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than the minimum value indicated under "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

     The Trust Agreement provides that a Trust shall terminate upon the redemption, sale or other disposition of the last Bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates, if any were issued, for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any Bonds then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Bonds in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his or her share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

     LIMITATION ON LIABILITIES. The Sponsor, the Evaluator, the Distributor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties thereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee, Sponsor, Distributor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor, Distributor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     SPONSOR. Voyageur Fund Managers, Inc. is the Sponsor of the Fund and Voyageur Fund Distributors, Inc. is the primary distributor of Fund Units.
Voyageur Fund Managers, Inc. and Voyageur Fund Distributors, Inc. are each indirect wholly-owned subsidiaries of Dougherty Financial Group, Inc. which is owned approximately 49% by Michael E. Dougherty, 49% by Pohlad Companies and less than 1% by certain benefit plans for the employees of Dougherty Financial Group, Inc. and its subsidiaries. The address of each of the Sponsor and Distributor is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.


     Mr. Dougherty co-founded the predecessor of Dougherty Financial Group, Inc. in 1977 and has served as Dougherty Financial Group's Chairman of the Board and Chief Executive Officer since inception. Pohlad Companies is a holding company owned in equal parts by each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad. As of August 31, 1996, Voyageur Fund Managers, Inc. served as the manager to six closed-end and ten open-end investment companies (comprising 33 separate investment portfolios), administered numerous private accounts and, together with its affiliates, managed approximately $11.5 billion in assets. The principal business address for both Voyageur Fund Managers, Inc. and Voyageur Fund Distributors, Inc. is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402. As of December 31, 1995, the total stockholders' equity of Voyageur Fund Mangers, Inc. was $5,264,562 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof or to any of the Underwriters. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement.

     EVALUATOR. The Sponsor also serves as Evaluator. The Evaluator may resign or be removed by the Sponsor in which event the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluation. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder. At the present time, pursuant to a contract with the Evaluator, Securities Pricing Service, a division of George K. Baum & Company, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio evaluations of the Bonds in the Fund which are then reviewed by the Evaluator. In the event the Sponsor is unable to obtain current evaluations from Securities Pricing Service, it may make its own evaluations or it may utilize the services of any other non-affiliated evaluator or evaluators it deems appropriate.

     TRUSTEE. The Trustee, Investors Fiduciary Trust Company, is a trust company specializing in investment related services, organized and existing under the laws of Missouri, having its trust office at 127 West 10th Street, Kansas City, Missouri 64105, (800) 253-5622. The Trustee is subject to supervision and examination by the Division of Finance of the State of Missouri and the Federal Deposit Insurance Corporation.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolio of any Trust.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by each Trust to, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Bonds held in the Trusts.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the Trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a corporation organized under the laws of the United States or any State, be authorized to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

UNDERWRITING

     The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

                                                                     COLORADO    MINNESOTA      NEW
                                                                     INSURED      INSURED      MEXICO
     NAME                                   ADDRESS                  SERIES 7     SERIES 4    SERIES 1
     ----                                   -------                  --------     --------    --------
Voyageur Fund                       90 South Seventh Street           160,863    155,992      93,063
    Distributors, Inc.              Minneapolis, MN 55402

Dain Bosworth Incorporated          60 South Sixth Street              10,000     10,000
                                    Minneapolis, MN 55402

Edward D. Jones & Co.               12555 Manchester Road              10,000
                                    St. Louis, MO 63131

Everen Securities, Inc.             77 W. Wacker Drive                 25,000                 35,000
                                    Chicago, IL 60601

Principal Financial Securities      1445 Russ Avenue                                          25,000
                                    2300 First Interstate Tower
                                    Dallas, TX 75202

Rauscher, Pierce, Refsnes, Inc.     2711 N. Haskell Avenue                                    10,000
                                    Dallas, TX 75204

Southwest Securities                1201 Elm Street                                           10,000
                                    Dallas, TX 75270

                                    Totals                            205,863    165,992     173,063
                                                                      =======    =======     =======


     Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Public Offering--Unit Distribution." However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor and the Distributor each reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

         At various times the Sponsor may implement programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal and state tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

     INDEPENDENT AUDITORS. The statements of net assets and the related schedules of investments as of the opening of business on the Initial Date of Deposit included in this Prospectus have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

DESCRIPTION OF BOND RATINGS*

     STANDARD & POOR'S. A brief description of the applicable Standard & Poor's ratings symbols and their meanings follows:

     A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

     The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

____________________
     * As published by the ratings companies.

     The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

     The ratings are based, in varying degrees, on the following considerations:

     1. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;
     II.  Nature of and provisions of the obligation;
     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA - Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.**

     AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

     A - Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

     BBB - Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

     Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

_____________________
     ** Bonds insured by Financial Guaranty Insurance Company, AMBAC Indemnity Corporation, Municipal Bond Investors Assurance Corporation, Connie Lee Insurance Company, Financial Security Assurance and Capital Guaranty Insurance Company are automatically rated "AAA" by Standard & Poor's.

     Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include merges, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:

     Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

     Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

     A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

     A 1 and Baa 1 - Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

     Baa - Bonds which are rated Baa are considered as medium grade obligation; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside form occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

     Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Con.(--) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

================================================================================

               TABLE OF CONTENTS

TITLE                                       PAGE

SUMMARY OF ESSENTIAL
     FINANCIAL INFORMATION..................   3
THE FUND....................................   5
INVESTMENT OBJECTIVES AND
     PORTFOLIO SELECTION....................   7
THE TRUSTS..................................   8
EQUIVALENT TAXABLE ESTIMATED
     CURRENT RETURNS........................  27
INDEPENDENT AUDITORS' REPORT................  29
STATEMENTS OF NET ASSETS....................  30
RISK FACTORS................................  31
ESTIMATED CURRENT RETURN AND
     ESTIMATED LONG-TERM RETURN.............  38
TRUST OPERATING EXPENSES....................  38
INSURANCE ON THE BONDS IN THE
     INSURED TRUSTS.........................  40
TAX STATUS..................................  41
PUBLIC OFFERING.............................  45
RIGHTS OF UNITHOLDERS.......................  50
TRUST ADMINISTRATION........................  54
UNDERWRITING................................  59
OTHER MATTERS...............................  60
DESCRIPTION OF BOND RATINGS.................  60

================================================================================

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

                               P R O S P E C T U S

================================================================================


                                October 17, 1996

                           VOYAGEUR TAX-EXEMPT TRUST,
                                    SERIES 8
                            COLORADO INSURED SERIES 7
                           MINNESOTA INSURED SERIES 4
                               NEW MEXICO SERIES 1



                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6
     The Cross-Reference Sheet
     The Prospectus
     The signatures

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Voyageur Tax-Exempt Trust Series 1 and Subsequent Series, dated January 19, 1995 among Voyageur Fund Managers, Inc., as Sponsor and Investors Fiduciary Trust Company, as Trustee (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 33-62681) filed on behalf of Voyageur Tax-Exempt Trust, Series 5.)

1.2  Form of Trust Indenture and Agreement for Voyageur Tax-Exempt Trust, Series
     8.

2. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered and certain state tax matters.

3.   None.

4.   Not applicable.

5. Financial Data Schedules filed hereto electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T.

6.   Written Consents.
          (a) Consent of George K. Baum & Company.
          (b) Consent of KPMG Peat Marwick LLP.

                                   SIGNATURES

     The Registrant, Voyageur Tax-Exempt Trust, Series 8, hereby identifies Voyageur Tax-Exempt Trust, Series 1, Voyageur Tax-Exempt Trust, Series 3 and Voyageur Tax-Exempt Trust, Series 4 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Securities and Exchange Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Voyageur Tax-Exempt Trust, Series 8, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on the 16th day of October, 1996.

                                        VOYAGEUR TAX-EXEMPT TRUST,
                                         SERIES 8
                                          (Registrant)

                                        By: Voyageur Fund Managers, Inc.
                                            (Depositor)

                                        By: /s/THOMAS J. ABOOD
                                            ----------------------------
                                               General Counsel and
                                               Senior Vice President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below on by the following person in the capacity indicated and on October 16, 1996.

                SIGNATURE                           TITLE

MICHAEL E. DOUGHERTY
--------------------               Chairman of the Board of Directors
Michael E. Dougherty               and Director

JOHN G. TAFT
--------------------
John G. Taft                       Chief Executive Officer and Director

EDWARD J. KOHLER
--------------------
Edward J. Kohler                   Director

FRANK C. TONNEMAKER
--------------------
Frank C. Tonnemaker                Director

JANE M. WYATT
--------------------
Jane M. Wyatt                      Director

                                                              /s/THOMAS J. ABOOD
                                                              ------------------
                                                                 Thomas J. Abood

     Thomas J. Abood signs this document pursuant to a Power of Attorney filed with the Securities and Exchange Commission with the Registration Statement on Form S-6 for Voyageur Tax-Exempt Trust, Series 5 (Registration No. 33-62682).